ATLANTIC POWER CORPORATION

One Federal Street, Floor 30

Boston, Massachusetts 02110

(617) 977-2400

July 3, 2012

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

100 F. Street, N.E.
Washington, D.C. 20549

Attn:       Ms. Mara L. Ransom

Ms. Lilyanna L. Peyser

Mr. Christopher Chase

Division of Corporate Finance

Re:          Atlantic Power Corporation Request for Acceleration of Effective Date

Registration Statement on Form S-4, filed May 18, 2012

Amendment No. 1, filed June 18, 2012

Amendment No. 2, filed July 3, 2012

SEC File No. 333-181548

Dear Ms. Ransom:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Atlantic Power Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement (the “filing”) so that it will become effective at 3:00 p.m., Washington D.C. time, on July 3, 2012 or as soon thereafter as practicable.

The Company acknowledges that the disclosure in the filing is the responsibility of the Company.  The Company represents to the Commission that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Company represents that it will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

Very truly yours,

Atlantic Power Corporation

By:	/s/ Paul Rapisarda
Name:	Paul Rapisarda
Title:	Executive Vice President—Commercial Development of the Company